

Bob Cockrell · 3rd

Strategic Coach for Small Business Owners

Greater St. Louis · 500+ connections · **Contact info**

Healthy Bytes, Inc.

various

Providing services
Executive Coaching
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Experience

Chief Financial Officer

Healthy Bytes, Inc. · Contract
Aug 2019 – Present · 1 yr 3 mos
St. Louis, MO

We're improving lives through nutritional counseling, an integral part of medical care, by connecting expert dietitians to employers, providers and clients.



Chief Financial Officer

Exeteur Group
Sep 2015 – Present · 5 yrs 2 mos
St. Louis

Exeteur Group, LLC is a venture development com
Forms and operates start-up companies; and Part

commercial development of their products or serv
Exeteur's goal is to help its client companies achie

Strategic Business Advisor

Lighthouse Business Advisors

Jul 2015 – Present · 5 yrs 4 mos
Wildwood, MO

Finding Solutions that take your business where y

Strategic Planning for Small Business Owners. Fra
business issues such as Family or Partnership pro

Portfolio Manager

Regional Growth Capital, Inc.

2009 – Present · 11 yrs

RGC, (Formerly known as the "Saint Louis Busines
that makes "Investment Without Ownership" in gr
do not otherwise qualify for traditional bank loans



Former Secretary, Treasurer, Board of Dire

Missouri Venture Forum

Sep 2002 – Sep 2017 · 15 yrs 1 mo

Missouri Venture Forum is a non-profit organizatic
the people genuinely interested in helping entrepr

Our Mission . . .

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Education

various

Continuing education

1980 – 2017

Activities and Societies: As a CPA, I take at least forty hours per year of on-going Continuing
Professional Education. I have completed over 500 hours of CPE in the last ten years.

So far this year, topics have included Succession planning, Ethics, Change Management, Cybe
security, tax updates and Technology updates.



Northern Illinois University



BS, Accounting
1965 – 1968

In my last semester at NIU, I was selected to parti
program. I was hired by Arthur Andersen & Co. in
completion of the Internship program, I was offere
position with the Firm.

Licenses & certifications



CPA
Missouri State Board of Accountancy
Issued Nov 1969 · No Expiration Date

Skills & Endorsements

Financial Analysis · 45

Endorsed by **Ken McKinney, CPA and 1 other
who is highly skilled at this**

Banking · 40

Endorsed by **James Paul, MBA, CCM and 1 other who is**

Finance · 21

Endorsed by **James Paul, MBA, CCM, who is highly skilled at this**

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